SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

SUL-TSX VENTURE

06011553

March 8, 2006

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SEC MAIL PROCESSING RECEIVED MAR 0 8 2006 WASH. D.C. 203 SECTION

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Enclosures

United States Sec Filing
March 8, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals News Release – Dated February 9, 2006.
2. Sultan Minerals News Release – Dated February 14, 2006.
3. Sultan Minerals News Release – Dated February 22, 2006

Correspondence with Securities Commission(s)

4. Notice Form 45-102F1 – dated February 16, 2006.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 9, 2006

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN MINERALS INTERSECTS 64 FEET OF HIGH-GRADE MOLYBDENUM AT JERSEY-EMERALD

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to the announce discovery of additional high-grade molybdenum intersections in four holes, JM05-13 through JM05-16, from the underground drilling program on its 100% owned Jersey-Emerald Molybdenum Property, Salmo area, BC. The four drill holes all encountered exceptional molybdenum mineralization over their entire lengths, and bottomed in mineralization.

The holes were drilled in the East Dodger Zone, to investigate high-grade molybdenum seen in previously announced hole JM05-2, which assayed 0.22% MoS_2 over its entire 192-foot length, and hole JM05-3 which averaged 0.11% MoS_2 over 495 feet (see News Releases of August 2 and October 3, 2005). The four recent holes all encountered geology, mineralization and grades similar to that seen in the two previous holes. Hole JM05-13 averaged 0.12% MoS_2 over its entire 217-foot length, hole JM05-14 averaged 0.12% MoS_2 over its 234-foot length, hole JM05-15 averaged 0.07% MoS_2 over its 248-foot length, and hole JM05-16 averaged 0.10% MoS_2 over its 215-foot length. Assays for the four holes are tabled below.

Drill Hole #	Grid North	Grid East	Azmth/ Dip	Length	From	To	Width	Mo %	MoS_2 %
				(Feet)					
JM05-13	6979	8859	018/-40	217.00	0.00	217.00	**217.00**	0.073	**0.12**
Including					61.00	125.00	**64.00**	0.194	**0.32**
Including					76.00	79.50	**3.50**	1.132	**1.99**
Including					95.00	98.50	**3.50**	1.020	**1.59**
JM05-14	6979	8859	344/-40	234.00	0.00	234.00	**234.00**	0.072	**0.12**
Including					18.00	21.00	**3.00**	0.371	**0.62**
And					72.00	154.00	**82.00**	0.143	**0.24**
Including					104.00	107.00	**3.00**	1.168	**1.95**
Including					144.00	147.00	**3.00**	0.557	**0.93**
And					204.00	207.00	**3.00**	0.724	**1.21**
JM05-15	6992	8763	004/-37	248.00	0.00	248.00	**248.00**	0.040	**0.07**
Including					53.00	101.00	**48.00**	0.128	**0.21**
Including					80.00	83.00	**3.00**	1.431	**2.39**
And					196.00	199.00	**3.00**	0.185	**0.31**
JM05-16	6994	8760	350/-25	215.00	0.00	215.00	**215.00**	0.059	**0.10**
Including					51.00	106.00	**55.00**	0.185	**0.31**
Including					65.00	68.00	**3.00**	1.627	**2.72**
And					151.00	154.00	**3.00**	0.220	**0.37**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600-drill hole database.

Note 2: MoS_2 grades are computed from the Mo assays shown in column 9.

The East Dodger molybdenum-bearing zone has now been intersected in 17 widely spaced diamond drill holes, over an area that measures 3,200 feet north-south by 400 feet east-west and remains open in all directions. The mineralization has been intersected between elevations of 4,400 feet and 3,900 feet and remains open at depth. The four recent drill holes averaged 0.10% MoS_2 over their combined length of 914 feet. Together, with the two adjacent previously announced holes, they test a mineralized block measuring 300 feet east-west by 200 feet north-south by 300 feet deep at the south end of the East Dodger zone.

Sultan is extremely pleased with the results of this recent program. The drill results show that the stockwork is comprised of multiple, high-grade, east-west trending, molybdenite-bearing quartz veins. The stockwork is hosted within a granite intrusive body that lies beneath the historic tungsten mine workings. The assays and drill logs show that higher molybdenum grades occur where there is an increase in vein density within the broad, low-grade stockwork.

Assays are pending for 4 additional underground drill holes (holes JM05-17 through 20) completed in the East Dodger area. These results are expected within the next 10 days and will be released as they are received. Once all of the drill hole assays are received, Sultan will undertake a resource calculation of the high-grade zone outlined by the 20-hole program.

The 9,500-hectare Jersey-Emerald Property (the "Property") is located in southeastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. The tungsten mine was opened in 1943 and later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the Property in 1993 and has since expanded the Property through staking and additional option agreements. In the mine area there is an existing network of underground tunnels and workings over a two square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original Property subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property vendors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. (Geological)
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 14, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS DEFINES ITS CORPORATE PRIORITIES

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") has given notice to the optionors of its Peruvian properties that it is withdrawing from its option agreement on the Coripampa 1 and Coripampa 2 Property (the "Coripampa Project") in Peru effective February 13, 2006. Sultan believes that its shareholders' interests will be much better served by focusing its exploration efforts and resources on its Canadian properties in particular, its Jersey-Emerald Molybdenum Property in British Columbia.

The Coripampa Project presented an excellent opportunity to explore two new epithermal gold and silver discoveries in the southern Peruvian silver belt. Work completed by Sultan has confirmed the existence of several silver and gold bearing structures on the two properties. Geochemically significant values of gold and silver mineralization are widespread on both properties but economic metal concentrations appear to be erratic and confined to narrow veins.

In making the decision to terminate the Coripampa Project, Sultan also considered project, political and country risks associated with mining and mining exploration in Peru, illustrated in recent years by a number of high profile instances of civil unrest and vandalism directed at mining projects.

Sultan is presently expanding its exploration activities at its Jersey-Emerald Molybdenum Property in British Columbia where recent drilling in the East Dodger Zone has intersected a molybdenum-bearing zone that measures 3,200 feet north-south by 400 feet east-west and remains open in all directions. Preliminary metallurgical testing is now under way and an initial resource study is planned for bulk sampling purposes by late-March 2006. Assays are pending for 4 additional underground drill holes (holes JM05-17 through 20) completed in the East Dodger area. These results are expected within the next week and will be released when they are received

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. (Geological)
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 22, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS FINDS MORE HIGH-GRADE MOLYBDENUM AT JERSEY-EMERALD PROPERTY

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that four additional underground diamond drill-holes have intersected and extended the East Dodger Molybdenum Zone on its 100% owned Jersey-Emerald Property, in southeastern British Columbia.

Results have now been received for holes JM05-17 through JM05-20 completed near mine grid 6,900 North in the East Dodger Zone. The four new holes stepped out from drill holes JM05-13 through JM05-16 which all encountered exceptional molybdenum mineralization. The focus of the detailed drilling in this area is to trace out an east-west trending corridor of higher-grade molybdenum that will be immediately accessible for bulk sampling and selective underground mining.

Hole JM05-17 investigated the upward continuity of high-grade molybdenum mineralization intersected previously in holes JM05-13 through JM05-16. The drill hole successfully confirmed the continuity of the zone with a 44-foot wide intersection that averaged 0.14% MoS_2. Holes JM05-18 through JM05-20 tested the continuity of the same high-grade corridor at depth. All three holes intersected the zone with the best intersection occurring in hole JM05-20. Hole JM05-20 intersected a 22.5-foot wide zone that averaged 0.28% MoS_2 confirming the depth continuity of the zone and showing that the mineralization remains open to the east.

Assays for all eight holes completed in the last round of drilling are tabled below.

Drill Hole#	Grid North	Grid East	Azmth/Dip	Length	From	To	Width	Mo %	MoS_2 %
				(Feet)					
JM05-13*	6979	8859	018/-40	217.00	0.00	217.00	**217.00**	0.073	**0.12**
Including					61.00	125.00	**64.00**	0.194	**0.32**
Including					76.00	79.50	**3.50**	1.132	**1.89**
Including					95.00	98.50	**3.50**	0.953	**1.59**
JM05-14*	6979	8859	344/-40	234.00	0.00	234.00	**234.00**	0.072	**0.12**
Including					18.00	21.00	**3.00**	0.371	**0.62**
And					72.00	154.00	**82.00**	0.143	**0.24**
Including					104.00	107.00	**3.00**	1.168	**1.95**
Including					144.00	147.00	**3.00**	0.555	**0.93**
And					204.00	207.00	**3.00**	0.724	**1.21**

Drill Hole#	Grid North	Grid East	Azmth/Dip	Length	From	To	Width	Mo %	MoS_2 %
				(Feet)					
JM05-15*	6992	8763	004/-37	248.00	0.00	248.00	**248.00**	0.040	**0.07**
Including					53.00	101.00	**48.00**	0.128	**0.21**
Including					80.00	83.00	**3.00**	1.431	**2.39**
And					196.00	199.00	**3.00**	0.185	**0.31**
JM05-16*	6994	8760	350/-25	215.00	0.00	215.00	**215.00**	0.059	**0.10**
Including					51.00	106.00	**55.00**	0.185	**0.31**
Including					65.00	68.00	**3.00**	1.627	**2.72**
And					151.00	154.00	**3.00**	0.220	**0.37**
JM05-17	6984	8763	021 /-23	225.50	23.00	214.00	**191.00**	0.028	**0.05**
Including					23.00	86.00	**63.00**	0.067	**0.11**
Including					23.00	67.00	**44.00**	0.086	**0.14**
Including					60.00	63.00	**3.00**	0.775	**1.29**
JM05-18	6934	8769	035 /-43	312.00	49.00	228.00	**179.00**	0.030	**0.05**
Including					141.00	198.00	**57.00**	0.058	**0.10**
Including					141.00	145.00	**4.00**	0.199	**0.33**
Including					173.00	176.00	**3.00**	0.191	**0.32**
Including					188.00	191.00	**3.00**	0.510	**0.85**
And					223.00	228.00	**5.00**	0.122	**0.20**
JM05-19	6935	8751	352 /-45	358.00	96.00	330.00	**234.00**	0.031	**0.05**
Including					285.00	330.00	**45.00**	0.084	**0.14**
Including					285.00	288.00	**3.00**	0.849	**1.42**
JM05-20	6928	8768	053 /-33	310.00	24.00	290.00	**266.00**	0.035	**0.06**
Including					222.00	244.50	**22.50**	0.166	**0.28**
And					24.00	28.00	**4.00**	0.503	**0.84**
And					233.00	238.00	**5.00**	0.381	**0.64**
And					241.50	244.50	**3.00**	0.358	**0.60**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600-drill hole database.

Note 2: MoS_2 grades are computed from the Mo assays shown in column 9.

* Previously Reported Hole

The four new drill holes, together with the four previous holes discussed above, have tested a block of molybdenum mineralization measuring 300 feet east-west by 200 feet north-south by 300 feet deep. The zone selected for detailed drill testing is located at the south end of the East Dodger Zone and is easily accessible for mining on three sides from the historic tungsten workings. Sultan is presently undertaking a geological study and resource calculation of this well drilled zone in preparation for a bulk-sampling program.

Sultan is very encouraged by the results of this drill program. The East Dodger Molybdenum Zone has now been intersected in 21 diamond drill holes over an area that measures 3,200 feet north-south by 400 feet east-west. The zone remains open in all directions and at depth. Historic mine records note the occurrence of similar mineralization in mine workings as far as 2,000 feet west of the East Dodger Zone and more than 600 feet to the south suggesting very large volume potential.

Sultan's geologists are presently preparing a step out drill program that will investigate a parallel intrusive body along the projected west margin of the mineralized system. Drilling will commence in March 2006, and will initially involve drilling three surface boreholes located approximately 2,000 feet west of the East Dodger area.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Core samples are split with a core splitter and half of the core is stored in a secure site in Salmo, B.C. The second half of the core is placed in sealed plastic bags, and shipped to Acme Analytical Laboratories Ltd. in Vancouver, BC. The project's quality control program includes the systematic use of duplicate samples and the use of a secondary laboratory for check assaying.

Sultan's other mineral exploration properties - current status:

Stephens Lake nickel property in northern Manitoba - BHP Billiton earning in, winter camp established and drilling expected to commence on March 1, 2006.

Kena Gold Property in south east British Columbia - NI 43-101 Technical Report filed June 2004 shows a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category. Trenching program planned for new copper-silver discovery in 2006.

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng. (Geological)
President & CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Sultan Minerals Inc.

Selling security holder

2. Your name: Frank A. Lang

3. The offices or positions you hold in the reporting issuer: Chairman of the Board

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: 5,717,383 common shares

Distribution

6. Number and class of securities you propose to sell: up to 2,000,000 common shares

7. Will you sell the securities privately or on an exchange or market? Both. If on an exchange or market, provide the name. TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: February 16, 2006

Frank A. Lang
Your name (Selling security holder)

"Frank A. Lang"
Your signature (or if a company, the signature of your authorized signatory)

____
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. **Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.**

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899